UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001- 41291

Meihua International Medical Technologies Co., Ltd.

(Translation of registrant’s name into English)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

As previously disclosed, on April 2, 2024, Meihua International Medical Technologies Co., Ltd. (the “Company”) received written notice from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) that, the Company was not in compliance with the minimum bid price requirement for continued listing on the Nasdaq Global Market.

Since then, Nasdaq has determined that for the last 21 consecutive business days, from September 4, 2024 to October 2, 2024, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater. On October 3, 2024, the Staff notified the Company that it has regained compliance with Listing Rule 5450(a)(1), and the matter is now closed.

On October 7, 2024, the Company issued a press release entitled “Meihua International Medical Technologies Co., Ltd Regains Compliance with Nasdaq Minimum Bid Price Requirement.” A copy of the press release is furnished herewith as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated October 7, 2024, entitled Meihua International Medical Technologies Co., Ltd Regains Compliance with Nasdaq Minimum Bid Price Requirement.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meihua International Medical Technologies Co., Ltd.

Dated: October 7, 2024

	By:	/s/ Xin Wang
	Name:	Xin Wang
	Title:	Chief Executive Officer (Principal Executive Officer)

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